

August 26, 2010

John A. B. Davies, Jr.
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, Suite 200
Norfolk, Virginia 23510

Re: Hampton Roads Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 16, 2010
File No. 1-32968

Dear Mr. Davies:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   Please revise the letter to shareholders or, alternatively, the body of the proxy statement no later than the first page of the Q&A section, to provide disclosure reflecting the statement made on page 45 that if the company is unable to carry out the recapitalization, it may be unable to continue as a going concern.

2.   Please review your document to cull legalisms such as "therein," "pursuant," "aforementioned" and "hereto" from the document.

Recent Developments, page 2

3.   Please revise to provide thorough disclosure of all steps taken to date in response to the written agreement with the regulators.

Why did you send me this Proxy Statement, page 5

4.   In the third paragraph, please note how many common shares the Series C Preferred Shares will convert into. Similarly, please note the number of common shares that the Series A and B Preferred Shares will convert into.

 Certain Relationships and Related Transactions, page 24

5.   Reference is made to the last four paragraphs in this section. Please state, if true, that in the opinion of management, the terms of the transactions are as favorable to the company as could have been made with unaffiliated parties.

Executive Compensation, page 25

6.   Please revise your disclosure regarding the determination of salaries for 2009 to clarify the process by which salaries for your NEOs were determined. For example, what effect did the company's increases in net income, assets, loans and deposits have on those decisions?

7.   Please revise the discussion regarding your incentive plan on page 31 to clarify how the decision was reached not to pay any bonuses under this plan during 2009.

Proposal No. 3, page 44

8.   You state on page 45 that the Q&A section at the beginning of the proxy statement includes additional information regarding the background of the recapitalization plan. Please clarify for the staff what this statement refers to, or revise your disclosure accordingly.

9.   Under the subheading "Amended and Restated CapGen Investment Agreement" on page 47, please revise to disclose the approximate percent of beneficial ownership that CapGen will have after the transaction.

Background of the Investment Proposal, page 45

10.   Please note the dollar amount of new cash that will be injected into the company if the investment proposal is consummated.

Reasons Against the Investment Proposal, page 45

11.   Please disclose the percentage of ownership that current shareholders will hold assuming that the investment proposal is consummated.

12.   Within this section please include a descriptive cross reference, including a page number, to the dilution table on page 52.

Pro Forma Financial Information, page 49

13.   Please revise to disclose the number of weighted average shares outstanding used to calculate your pro forma EPS.

14.   We note that your pro forma financial statements give effect to the various elements of your Recapitalization Plan, including the "Investment", the "Exchange Offers", the "TARP Exchange", the "TARP Conversion", the "Rights Offering" and the change in par value. We also note that you have elected to present the pro forma effects of each of these transactions in a single column rather than providing a separate column for each. To provide greater transparency as to how each of these transactions impacts your financial statements, please revise footnote (2) to your pro forma financial statements to separately quantify the pro forma impact related to the issuance of shares and related proceeds received for each separate transaction.

15.   With respect to pro forma adjustments (4) and (5), please revise to clearly disclose how you determined the fair value of the warrants to be issued.

Reason For Seeking Shareholder Approval, page 53

16.   Please check the page reference at the end of the first paragraph. While the reference is to page 48, we wonder whether you mean page 46.

The Reverse Stock Split Proposal, page 93

17.   We are concerned that the second sentence might confuse unsophisticated shareholders, and we would urge you to revise the language in the sentence and split it into two or three clear, understandable sentences.

18.   In the last bullet point on page 100 you use "Reserve Bank," a defined term. Please use the full name in this bullet point.

Proposal No. 8, page 93

19.   Please revise to state whether the decision to effect the reverse stock split will be made after the recapitalization transactions are completed or whether the split could occur before the completion of the transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing
    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
    ·   the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

                                        Sincerely,

                                        William Friar
                                        Senior Financial Analyst